May 18, 2017
VIA EDGAR

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:          New Residential Investment Corp.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 22, 2017
File No. 001-35777

Dear Mr. Telewicz,

On behalf of New Residential Investment Corp. (the “Company” or “New Residential”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated May 8, 2017 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed on February 22, 2017 (the “2016 10-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter.  In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2016 10-K.

Form 10-K for fiscal year ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Excess MSRs, page 84

1.
We note that you have provided a sensitivity analysis for your investment in excess MSRs. Please tell us why you have not provided similar information for other assets carried at fair value (MSRs, Servicer Advances and Real Estate Securities). Additionally, please clarify for us whether your excess MSR sensitivity analysis is provided at the class of servicing asset level as determined under ASC Topic 860-50 and your reasons for current level of sensitivity aggregation.

Response

We respectfully inform the Staff that we have provided sensitivity analysis for our entire aggregated portfolio of investments to changes in discount rates and interest rates in Item 7A. Quantitative and Qualitative Disclosures About Market Risk.  We believe that an aggregate sensitivity analysis is the most informative view of our portfolio’s risk at period end given that we employ a portfolio hedging strategy, which includes derivatives, where we intentionally aggregate investments that act, in part, as hedges of one another under various interest rate environments.  The most significant impacts on valuation, as illustrated in the Excess MSR sensitivity analysis, result from changes in discount rate and prepayment rate assumptions, with changes in prepayment rate assumptions being highly correlated to changes in market interest rates, as noted throughout our disclosures.

Mr. Robert F. Telewicz, Jr.
U.S. Securities and Exchange Commission
May 18, 2017

We have historically provided a sensitivity analysis for our Excess MSR investments because they represented a significant portion of our equity and have been only moderately leveraged. By contrast, our servicer advance and real estate securities investments have been subject to asset-specific leverage, and our initial MSR investments were acquired in the fourth quarter of 2016, and these investments have generally represented a smaller portion of our equity on a net basis. We respectfully inform the Staff  that, given our belief that the aggregate sensitivity analysis more accurately represents the risks inherent in our investment portfolio as described above, and our current, more balanced allocation of equity among our investments, we intend  to discontinue our disclosure of the Excess MSR-specific sensitivity disclosure in future filings.

However, in response to the Staff’s comments regarding the usefulness of information on the historical impacts of significant market factors on individual investments, as noted in our response to comment #5 below, we will, in future filings, disclose the historical impact of changes in discount rate and prepayment rate assumptions on our MSRs, Excess MSRs and servicer advances. We believe that this combination of aggregate and individual investment disclosures will provide the most useful information regarding our portfolio.

We note that our Excess MSR investments are not “servicing assets” under GAAP, but rather financial instruments, and therefore are not subject to the requirements of ASC Topic 860-50.

Our Portfolio

Servicer Advances, page 76

2.	Please expand your disclosure in future filings to provide disaggregated information about servicer advances by sub-servicer.

Response

We respectfully inform the Staff that our servicer advance investments relate to a subset of the same pools of underlying mortgages as our Excess MSR investments. We have disclosed this fact in our Form 10-K, in Note 4. Investments in Excess Mortgage Servicing Rights, specifically in footnote (E) on the top of page 145. Therefore, disclosing disaggregated information on the collateral for our servicer advance investments would be redundant.

In light of the Staff’s comment, in future filings, we will enhance our servicer advance disclosure by providing disaggregated cost basis, carrying value, outstanding amount and advance to UPB ratio, by servicer.

Contractual Obligations, page 110

3.
We note from your disclosure in footnote 9 to your financial statements that some of your consumer loans have revolving privileges. Please revise future filings to disclose your total exposure to revolving lines of credit in this portfolio, including both drawn amounts and amounts available for future draws.

Response

We respectfully inform the Staff that the consolidated Consumer Loan Companies generally do not have an obligation to fund consumer loans with revolving periods. Rather, requests for draws may be denied and unfunded availability may be terminated at management’s discretion. As a result, we have concluded that the undrawn amounts under our revolving consumer loans (i) do not meet the definition of contractual obligations under Regulation S-K 303(a)(5) and (ii) do not meet the definition of commitments under ASC 440. Therefore, we have not historically disclosed the undrawn amounts.

Mr. Robert F. Telewicz, Jr.
U.S. Securities and Exchange Commission
May 18, 2017

In response to the Staff’s comment, in future filings we will disclose in a footnote to the contractual obligations table the undrawn amounts that are currently available along with a textual disclosure indicating that requests for draws may be denied, and unfunded availability may be terminated at management’s discretion.

Core Earnings, page 110

4.	We note your definition of core earnings includes adjustments to:

•	Include accretion on held-for-sale loans as if they continued to be held-for-investment, and
•
Limit accreted interest income on RMBS where you receive par upon the exercise of associated call rights based on the estimated value of the underlying collateral, net of related costs including advances.

Please provide us with a more detailed description of these adjustments, and their purpose. In addition, please explain to us how you determined these adjustments weren’t tailored accounting principles as contemplated by question 100.04 of the C&DI related to non-GAAP financial measures. In your response, please clarify for us which line items in your reconciliation of net income attributable to common stockholders to core earnings relate to these adjustments.

Response

We respectfully inform the Staff that the two adjustments referred to by the Staff are unrelated to each other, and therefore we have addressed each separately in our response below.

(1)          The line item in our reconciliation which relates to the accretion on held-for-sale loans adjustment is labeled “Interest income on residential mortgage loans, held for sale.” The purpose of this adjustment is to report Core Earnings for our held-for-sale loans in a manner consistent with (i) our core strategy with respect to these loans, (ii) the stated purpose of Core Earnings and (iii) the way in which Core Earnings is reported for our other investments.

The stated purpose of Core Earnings, as described in our filings, includes allowing “investors and analysts to readily identify and track the operating performance of the assets that form the core of our activity.” These assets include our held-for-sale loans, which are generally acquired at a discount and held for a period prior to sale, during which period we earn returns as cash flows are received. The purpose of the accretion on held-for-sale loans adjustment is further described in our Core Earnings disclosure as follows:  “… to include accretion on held-for-sale loans as if they continued to be held-for-investment. Although we intend to sell such loans, there is no guarantee that such loans will be sold or that they will be sold within any expected timeframe. During the period prior to sale, we continue to receive cash flows from such loans and believe that it is appropriate to record a yield thereon.”

Generally, Core Earnings includes interest income recognized under GAAP but excludes gains and losses. ASC 948-310-35-2 specifies that, “…purchase discounts on mortgage loans shall not be amortized as interest revenue during the period the loans or securities are held for sale.” As a result, income on such held-for-sale loans is not recognized for GAAP during the holding period of the asset, but instead is recognized only as part of the gain or loss on sale. Because gains and losses on sales are not included in Core Earnings, no Core Earnings would be recognized with respect to such loans. We believe that the underlying nature of loans held-for-sale does not differ from the other financial investments which we hold, and is no different than those same loans before they were classified as held-for-sale – they are financial instruments held for a current return, upon which we receive current payments. The interest revenue has both been earned and is expected to be collectible. With respect to our other investments, we would not stop recording any portion of our return within Core Earnings until the date of disposition. As Core Earnings is intended to enable investors to measure our current operating performance (yield) of our core assets, we believe it is appropriate to treat loans held-for-sale in the same manner for Core Earnings purposes.

Mr. Robert F. Telewicz, Jr.
U.S. Securities and Exchange Commission
May 18, 2017

We do not believe the accretion on held-for-sale loans adjustment represents a “tailored accounting principle” as contemplated by question 100.04 of the C&DI related to non-GAAP financial measures. This adjustment was not designed to substitute a GAAP revenue recognition principle. It results in the recognition of interest income which has both been earned and is expected to be collected, but which would not otherwise be recognized at any point in time under our definition of Core Earnings. We believe that including this portion of the performance of our held-for-sale loans in Core Earnings meets the stated purpose of Core Earnings, as described above.

(2)          The line item in our reconciliation which relates to the limit on accretion on called RMBS adjustment is labeled “Limit on RMBS discount accretion related to called deals.” The purpose of this adjustment is to prevent a situation where Core Earnings could otherwise be overstated and therefore may be misleading.

Our call rights strategy involves acquiring and exercising the right to “call” securitizations that represent financings of residential mortgage loans. When this happens, we acquire all of the underlying mortgage loans that acted as collateral for the securitization from the related trust by paying their outstanding or “par” amount. The trust then uses these proceeds to pay off the related bonds that financed the mortgage loans at par. In most cases, prior to executing a call, we acquire a portion of the related bonds at a discount to par. When these bonds are repaid at par, we record interest income under GAAP for the difference between our discounted basis in the bonds and par. To the extent that the amount (par) that we paid for the mortgage loans exceeds their fair value, we generally record a valuation allowance on the loans under GAAP for the difference, because the loans are designated as held-for-sale. As a result, under GAAP we recognize net income on this transaction equal to the difference between our basis in the assets we surrendered (cash and bonds) and the fair value of the assets we received (cash and loans).

As described above, Core Earnings generally includes interest income recognized under GAAP, but excludes gains and losses (including impairment and valuation adjustments). This adjustment aligns Core Earnings with GAAP for call transactions such that the accretion recorded for Core Earnings equals the accretion recorded for GAAP less impairment recorded for GAAP. This adjustment can only reduce Core Earnings.

We do not believe the accretion on held-for-sale loans adjustment represents a “tailored accounting principle” as contemplated by question 100.04 of the C&DI related to non-GAAP financial measures. In fact, as described above, its sole purpose is to prevent Core Earnings from being overstated in a potentially misleading fashion.

New Residential Investment Corp. and Subsidiaries
Notes to Consolidated Financial Statements

Note 5. Investments in Mortgage Servicing Rights, page 147

5.
Please explain to us the underlying factors contributing to change in inputs and assumptions used in determining the fair value of the MSR’s acquired in late 2016. In addition, in your MSR roll-forward please consider disaggregating the “change in valuation inputs and assumptions” line item by the key assumptions discussed in footnote twelve to your financial statements (e.g. prepayment rate, delinquency and recapture rate) that had a significant impact on the valuation. Please also consider including this disaggregated information for your investments in excess MSRs and servicing advances.

Response

We respectfully inform the Staff that there were two primary underlying factors that contributed to the changes in inputs and assumptions used in determining the fair value of the MSRs acquired in late 2016. First, increasing market interest rates during the fourth quarter of 2016 caused a decrease in the expected prepayment rates on mortgage loans underlying the MSRs, resulting in an increase in the value of the MSRs. Second, the discount rates used in valuing the MSRs decreased between the dates the acquisition prices were set and December 31, 2016, because spreads for these investments generally tightened during this period, also resulting in an increase in value.

Mr. Robert F. Telewicz, Jr.
U.S. Securities and Exchange Commission
May 18, 2017

We note that, historically, a large proportion of the changes in the fair value of our servicer advances, Excess MSRs and MSRs have resulted from changes in discount rate and prepayment rate assumptions. As a result, in future filings we will disaggregate the changes in fair value related to each of these factors from other changes in fair value within Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Note 9. Investments in Consumer Loans, page 164

6.
Please explain to us and revise future filings to discuss the activity in the portion of the allowance for performing loans related to those loans collectively evaluated for impairment and the specific accounting literature you apply to determining the related allowance. Clarify in your response why charge-offs closely match the provision recorded for these loans and how your ending allowance reflects the experience reflected in your charge-offs and the inherent loss in consumer loans at December 31, 2016.

Response

We respectfully inform the Staff that all of the performing consumer loans represent smaller-balance homogeneous loans that have been grouped based on similar characteristics, and are collectively evaluated for impairment in accordance with ASC 310-10-35-7 through 10. Specifically, we evaluate whether, based on current information and events, the conditions in ASC 450-20-25-2 are met such that (i) it is probable that we will be unable to collect all amounts due according to the contractual terms of the receivable and (ii) the amount of loss can be reasonably estimated.

We measure estimated credit losses based on the historical gross charge-offs, less recoveries, recorded on loans in each group, and incorporate the loss discovery period representative of the average time between when (i) loss events occur for loans, (ii) such problem loans are identified and (iii) the related loss amounts are confirmed through charge-offs.  For unsecured consumer loans, similar to credit card receivables, we determined that most losses are confirmed and charged off within six months and, therefore, utilize a six month net charge-off rate for the purposes of establishing an allowance. We will revise future filings to describe these policies in more detail.

As of December 31, 2016, approximately 90% of our consumer loans are held within the Consumer Loan Companies and were acquired through a step acquisition on March 31, 2016 - the SpringCastle Transaction - which resulted in the consolidation of the Consumer Loan Companies (which were previously equity method investees). In accordance with ASC 805-20-30-1, as of the acquisition date, we recorded the underlying consumer loans at fair value based on a discounted cash flow valuation methodology that considers projected collection of principal and interest, which incorporates expected default rates, loss given default rates and recovery rates over the life of the loans.

For the consumer loans that we concluded did not have a more-than-insignificant deterioration in credit quality since origination, we recorded the difference between the initial investment (fair value in this case) and the unpaid principal amount of the loan, as a premium or discount, which is recognized as an adjustment of yield over the life of the loan in accordance with ASC 310-20. Given that the acquisition date fair value included the effects of uncertainty about future cash flows, including an estimate of credit losses expected to be incurred over the life of each loan, consistent with the guidance in ASC 805-20-30-4, we did not recognize a separate allowance at the acquisition date.

Subsequent to the acquisition date, the consumer loans are subject to our allowance for loan loss process, which applies the principles of ASC 450-20.

Mr. Robert F. Telewicz, Jr.
U.S. Securities and Exchange Commission
May 18, 2017

In order to determine that the loans’ net carrying value (i.e., net of the allowance for loan losses) includes sufficient consideration of estimated credit losses, we monitor the performance of the underlying loans relative to the credit loss projections included in the acquisition date fair value measurement. As of the balance sheet date, management compares the estimated amount of incurred credit losses inherent in the loan portfolio (determined using the six month net charge-off rate) to the amount of unamortized discount related to estimated credit losses included in the acquisition date fair value.  To the extent that the amount of indicated allowance is less than the unamortized discount related to estimated credit losses included in the acquisition date fair value, no allowance is recognized. To the extent we experience borrower defaults, however, we recognize provision expense (and a related increase to the allowance), and charge off the loans by simultaneously reducing the allowance for the actual amount of the defaults.  When the amount of indicated allowance is greater than the unamortized discount related to estimated credit losses included in the acquisition date fair value, an allowance would be recognized. Through December 31, 2016, for the consumer loans within the Consumer Loan Companies, no allowance was required.  Activity in the allowance rollforward represents actual charge-offs due to borrower defaults, as described above, and the estimated credit losses inherent in the newly originated consumer loans purchased from a third party in the third and fourth quarters of 2016.

Note 12. Fair Value Measurement, page 177

7.
We note you have provided a table of the significant inputs used in your valuation of excess MSRs and MSRs. Please tell us how you considered the need to provide quantitative information about the significant unobservable inputs used in calculating fair value for all other instruments classified as level 3 in the fair value hierarchy. Reference is made to ASC Topic 820-10-50-2bbb.

Response

As the Staff noted, we provide a table of significant inputs used in our valuation of Excess MSRs and MSRs on pages 182 to 183 of our 2016 10-K. We note that we similarly provide tables containing quantitative disclosure of the significant inputs used in our valuation of (i) servicer advances on page 185, (ii) real estate securities, to the extent available from our valuation providers, on page 187, (iii) loans measured at fair value on a non-recurring basis, on page 188 and (iv) loans for which only fair value is disclosed, on page 189. As a result, quantitative disclosures of significant inputs related to all of our level 3 investments are included.

We further note that the significant inputs used in valuing our notes payable are their contractual terms, which are disclosed in Note 11. Debt Obligations, and the discount rates used. The contractual interest rates are also disclosed, and the estimated fair value of such notes payable approximates their outstanding balance.

* * *

Please contact the undersigned at (212) 798-6119 should you require further information or have any questions.

Very truly yours,

/s/ Nicola Santoro, Jr.
Chief Financial Officer

cc:          Paul Cline, Staff Accountant, U.S. Securities and Exchange Commission